August 13, 2008
Ms. Christina DiAngelo
Senior Staff Accountant
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549-4720
RE: SEC comments regarding 40|86 Strategic Income Fund (the “Fund”)
Dear Ms. DiAngelo:
The following information is provided in response to the comments you conveyed by telephone to Mr. Jeffrey M. Stautz on July 25, 2008:
Comment No. 1
          The information set forth on page 21 of the Fund’s Form N-CSR for the period ended June 30, 2007, relating to the Board of Trustees does not contain information with respect to number of funds in the complex overseen by the Board. Please confirm the Fund is the only fund in the complex and add disclosure to future filings to reflect the same.
Response
          The Fund is the only fund in the complex. A separate column has been added to the trustee information table to reflect that fact.
Comment No. 2
          This comment relates to the disclosure made in response to Item 4(e)(2). The filing reflects 100% in response to Item 4(e)(2). The staff believes that the response should reflect the percentage of services for which pre-approval of the Audit Committee was waived. The staff generally expects a percentage of less than 5%. The staff believes that the Fund meant to report 0%. If so, please confirm and reflect the appropriate percentage in future filings.
Response
          The disclosure in response to Item 4(e)(2) has been changed to indicate that no services were provided which were not approved in advance by the Audit Committee.

Comment No. 3
          The Notes to Financial Statements set forth on page 13 contain, in paragraph 2, a discussion of “fair value” pricing. See, in particular, the penultimate sentence of the second paragraph under Note 2. The discussion should be expanded in future filings to include factors considered when pricing at fair value.
Response
          The following disclosure will be added to the second paragraph under the heading “Significant Accounting Policies” set forth as Note 2 to the Financial Statements:
          “Key assumptions used to determine fair value for these securities may include risk-free rates, risk premiums, performance of underlying collateral and other factors involving significant assumptions that may not be reflective of an active market, including fundamental analytical data relating to the investment, the nature and duration of restrictions on the disposition of the securities and an evaluation of forces that influence the market in which these securities may be purchased and sold.”
Comment No. 4
          The Notes to Financial Statements set forth, on page 13 under the heading “Federal Income Taxes,” ordinary income for 2006 of $5,928,914. Please reconcile this number to $5,811,660 shown on the Statement of Changes in Net Assets on page 10.
Response
          The requested reconciliation is set forth below:
Federal Income Tax Footnote Reconciliation

Distributions to shareholders	(5,811,660)
2006 Distribution payable	461,677
2005 Distribution payable	(578,635)
Miscellaneous difference	(296)

2006 Ordinary income	(5,928,914)
Comment No. 5
          This comment relates to tax cost information reported in the Form N-Q filed on May 19, 2008 for quarter ended March 31, 2008. In the * to footnote (e), the Fund states “tax adjustments are calculated annually.” It is the staff’s view that tax cost information should be updated quarterly.

Response
          The referenced footnote has been revised to reflect that tax cost is calculated on a quarterly basis. The language suggesting that tax adjustments are made annually has been deleted and the information presented is as of the end of quarter to which the form N-Q relates.
          In addition to the foregoing responses, the Fund acknowledges that:
•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the foregoing responses, please feel free to call the undersigned at 317-817-6422 or Audrey Kurzawa at 317-817-2669.
Very truly yours,
/s/ Jeffrey M. Stautz
Jeffrey M. Stautz
Secretary
40|86 Strategic Income Fund